OYO Fitness, Inc.



ANNUAL REPORT

374 N. 750th Rd

OVERBROOK, KS 66524

0

https://www.oyofitness.com/

This Annual Report is dated April 29, 2022.

BUSINESS

OYO Fitness, Inc. was initially organized as OYO Fitness, LLC, a Kansas limited liability company on September 23, 2012, and converted to a Delaware corporation on December 31, 2021. The corporate office is at 374 N 750th Rd, Overbrook, KS 66524. OYO maintains an office in Taiwan to oversee manufacturing and logistics.

OYO Fitness, Inc. manufactures and markets health and fitness products. The Company's business model consists of direct to the consumer marketing, retail distribution, and international distribution focused on the health and fitness market. Products are sold in North America, Europe, and Asia.

The Company's products and technology are patented and trademarked internationally, offering health and fitness solutions that can be applied anywhere at the convenience of the user. The Company has a deep pipeline of proprietary products launching over the next 18 months. Our SpiraFlex technology was used by NASA to keep astronauts fit on the International Space Station. https://spinoff.nasa.gov/Spinoff2018/hm_4.html

The NOVA Gym is the highest Kickstarter-funded fitness product in history, with over $6.399M in funding.

https://www.indiegogo.com/projects/oyo-nova-gym#/

All intellectual property used by OYO Fitness is under an exclusive license from Spiraflex, Inc., of which Paul Francis has assigned all rights. Spiraflex, Inc. is controlled by Paul Francis, CEO of OYO Fitness, Inc. OYO Fitness, Inc. has the worldwide exclusive license, with the exception of Nautilus Inc. which has a license limited to the Bowflex Revolution home gym. The list of OYO Fitness, Inc. licensed US international patents and pending patents, as well as international trademarks issued and pending from SpiraFlex, Inc., is extensive and covers all current products and products in the pipeline. The royalty rate is 4% on net sales and 10% on net sales to any sublicenses to another company

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 108,928

Use of proceeds: Working Capital

Date: December 31, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $4,344,154, lower compared to fiscal year 2020.

Revenue of $11,078,510. 2020 revenue was enhanced due to the successful Indiegogo and Kickster campaign of over $6MM for our new product, OYO Nova®, making it the highest-funded fitness product in crowdfunding (Kickstarter) history. Additionally, 2021 revenue was impaired due to inventory shipment delays from our manufacturer in Taiwan.

Cost of sales

Cost of sales in 2021 was $2,445,024, or 56%, compared to costs of $5,737,776, or 52% in fiscal year 2020. The decrease in 2021 was largely due to an increase in shipping costs in 2020.

Gross Margins

2021 gross profit was $1,899,130 vs. $5,340,735 in 2020 and 44% vs 48% due to increased shipping costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, general and administrative, research and development, and sales and marketing expenses. Expenses of $2,730,560 in 2021 were lower than $5,400,032 in 2020 due to expenses associated with the crowdfunding campaign in 2020.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because inventory shortages and cash flow impeded revenue and production. Past cash was primarily generated through sales. Our goal is to become cash flow positive from this point forward. With the increased international sales of our existing products and the launch of new products in the pipeline, including the Total Body Massager, sales should have significant growth.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $30,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Blue Vine

Amount Owed: $123,959.00

Interest Rate: 3.0%

Maturity Date: December 31, 2022

Creditor: Amazon

Amount Owed: $15,069.00

Interest Rate: 8.99%

Maturity Date: May 07, 2022

Creditor: Fora Financial

Amount Owed: $149,033.00

Interest Rate: 0.0%

Maturity Date: June 15, 2022

Creditor: PayPal Loan

Amount Owed: $42,317.00

Interest Rate: 0.0%

Maturity Date: December 31, 2022

Creditor: PayPal Working Capital

Amount Owed: $11,412.00

Interest Rate: 0.0%

Maturity Date: December 31, 2022

Creditor: First Business Bank (Alterra Bank) SBA

Amount Owed: $79,369.00

Interest Rate: 6.25%

Maturity Date: October 07, 2026

Creditor: Funding Metrics

Amount Owed: $47,003.00

Interest Rate: 0.0%

Maturity Date: August 19, 2022

Creditor: Headway Capital

Amount Owed: $57,684.00

Interest Rate: 0.0%

Maturity Date: May 01, 2023

Creditor: Spriaflex (Related Company)

Amount Owed: $20,051.00

Interest Rate: 0.0%

Maturity Date: December 31, 2025

Creditor: Paul Francis

Amount Owed: $2,452,155.00

Interest Rate: 0.0%

Maturity Date: December 31, 2025

Creditor: Clearco

Amount Owed: $160,272.00

Interest Rate: 0.0%

Maturity Date: December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Paul Francis

Paul Francis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: September 23, 2012 - Present

Responsibilities: Overall management and strategy. No salary. Paul spends 40+ hours per week working for OYO Fitness.

Other business experience in the past three years:

Employer: SpiraFlex, Inc.

Title: CEO

Dates of Service: January 01, 1987 - Present

Responsibilities: Manage intellectual property and licenses. Paul spends no more than 5 hours per week working for SpiraFlex, Inc.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Paul Francis

Amount and nature of Beneficial ownership: 5,812,500

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Paul Francis

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $2,452,155 Personal Loans to the company as disclosed. There is no interest rate or due date and thus is listed as a Current Liability.

Material Terms: $2,452,155 Personal loans to the company as disclosed. There is no interest rate or due date and thus is listed as a Current Liability.

Name of Entity: Spiraflex

Names of 20% owners: Paul Francis

Relationship to Company: Paul Francis is the majority shareholder in Spiraflex

Nature / amount of interest in the transaction: $20,051 Loan to the company

Material Terms: $20,0510 Loan to the company. There is no interest rate or term set for the loan.

OUR SECURITIES

The company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,812,500 outstanding.

Voting Rights

This Class represents all shareholder voting rights. 1 vote per share.

Material Rights

Dividend Rights

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation. The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Non-Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 2,465,994 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The amount outstanding of Non-Voting Common Stock includes 1,373,776 of shares to be issued pursuant to outstanding stock options.

The amount outstanding of Non-Voting Common Stock includes 198,724 of shares reserved for issuances under the company's Option Pool.

Dividend Rights

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation. The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company")involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the NON-VOTING COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health or fitness industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage of a number of new products. Our next product the OYO MASSAGER has been developed into a pre-production prototype and production tooling has started. Delays or cost overruns in the development of our OYO MASSAGER or other new products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting COMMON STOCK that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and you will get nothing. Even if we sell all the non-voting common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

OYO Fitness, Inc. was formed on 09-23-2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OYO Fitness, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns numerous world wide patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OYO Fitness or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on OYO Fitness could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

OYO Fitness, Inc.

By /s/ *Paul Francis*

Name: Oyo Fitness Inc

Title: President and CEO

Exhibit A

FINANCIAL STATEMENTS

OYO FITNESS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
OYO Fitness, Inc.
Overbrook, Kansas

We have reviewed the accompanying financial statements of OYO Fitness, Inc.   (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.   We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 21, 2022
Los Angeles, California

OYO FITNESS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	150,142	$	54,571
Inventory		292,626		136,538
Total current assets		**442,768**		**191,109**
Property and Equipment, net		26,450		43,526
Intangible assets		28,499		13,837
Total assets	**$**	**497,717**	**$**	**248,472**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	14,760	$	-
Credit Card		195,903		52,964
Shareholder Loan		2,452,155		2,057,865
Current Portion of Promissory Note and Loans		463,655		103,288
Forward financing		160,272		-
Total current liabilities		**3,286,745**		**2,214,117**
Promissory Note and Loans		82,243		105,850
Total liabilities		**3,368,988**		**2,319,966**
MEMBERS' EQUITY				
Voting Common Stock		5,813		-
Non-Voting Common Stock		893		-
Additional Paid In Capital		(1,392,703)		-
Retained earnings/(Accumulated Deficit)		(1,485,275)		(520,724)
Members' equity		-		(1,550,771)
Total stockholders' equity		**(2,871,271)**		**(2,071,495)**
Total liabilities and members' equity	**$**	**497,717**	**$**	**248,472**

See accompanying notes to financial statements.

OYO FITNESS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2021	2020
Net revenue	$ 4,344,154	$ 11,078,510
Cost of goods sold	2,445,024	5,737,776
Gross profit	1,899,130	5,340,735
Operating expenses		
General and administrative	694,534	1,440,742
Research and development	29,015	44,792
Sales and marketing	2,007,011	3,914,498
Total operating expenses	2,730,560	5,400,032
Operating income/(loss)	(831,430)	(59,297)
Interest expense	135,397	23,606
Other Loss/(Income)	(2,277)	(72,043)
Income/(Loss) before provision for income taxes	(964,551)	(10,860)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (964,551)**	**$ (10,860)**

See accompanying notes to financial statements.

OYO FITNESS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Voting Common Stocks Shares	Voting Common Stocks Amount	Non-Voting Common Stocks Shares	Non-Voting Common Stocks Amount	Additional Paid In Capital	Members' Equity	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019		**$ -**		**$ -**	**$ -**	**$ (1,550,771)**	**$ (509,864)**	**$ (2,060,635)**
Issuance of Stocks								
Share-Based Compensation					-			-
Net income/(loss)							(10,860)	(10,860)
Balance—December 31, 2020	-	-	-	-	-	(1,550,771)	$ (520,724)	**$ (2,071,495)**
Issuance of Stocks	5,812,500	5,813	893,494	893	99,107			105,813
Capital distribution					(4,652)			(4,652)
Share-Based Compensation					63,614			63,614
Conversion from LLC into C corp					(1,550,771)	1,550,771		-
Net income/(loss)							(964,551)	(964,551)
Balance—December 31, 2021	**5,812,500**	**$ 5,813**	**893,494**	**$ 893**	**$ (1,392,703)**	**$ -**	**$ (1,485,275)**	**$ (2,871,272)**

See accompanying notes to financial statements.

OYO FITNESS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(964,551)	$	(10,860)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		63,614		-
Depreciation of property		17,076		28,237
Amortization of intangible assets		10,288		14,922
Changes in operating assets and liabilities:				
Acount receivables		-		6,208
Inventory		(156,088)		123,782
Account Payables		14,760		-
Credit Card		142,939		(190,822)
Net cash provided/(used) by operating activities		**(871,961)**		**(28,533)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(24,951)		(1,265)
Net cash provided/(used) in investing activities		**(24,951)**		**(1,265)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		105,813		-
Capital distribution		(4,652)		-
Borrowing on Promissory Note and Loans		336,760		(85,994)
Borrowing on Shareholder loan		394,290		153,188
Borrowing on Forward Financing		160,272		-
Net cash provided/(used) by financing activities		**992,483**		**67,194**
Change in cash		95,571		37,396
Cash—beginning of year		54,571		17,175
Cash—end of year	**$**	**150,141**	**$**	**54,571**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	135,397	$	23,606
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

OYO Fitness Inc. was incorporated on September 23, 2012, in the state of Kansas under the name OYO Fitness LLC. On December 31, 2021, the company incorporated in the state of Delaware and changed name to OYO Fitness Inc. The financial statements of OYO Fitness Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Overbrook, Kansas.

OYO provides fitness solutions you can use wherever you are right now - home, office, on the go and in OYO Group Exercise classes. The OYO Gym is a total body portable gym powered by SpiraFlex resistance technology used by NASA astronauts on the International Space Station. In a NASA study, SpiraFlex produced the same benefits as free-weights without the need for gravity. The OYO Gym applies SpiraFlex resistance to opposite muscle groups during each movement, building a balanced body in less time. The OYO Gym Pro connects to our OYO App to track and coach in real time while following Nick Bolton's workout videos.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangibles include trademark, will be amortized over the expected period to be benefitted, which may be as long as 15 years.

Loan fees should be capitalized in the balance sheet as non-current deferred charges and amortized over the duration of the loan.

Income Taxes

Oyo Fitness Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its fitness products to the final customers.

Cost of sales

Costs of goods sold include the cost of goods, freight, delivery, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021, and December 31, 2020 amounted to $2,007,011 and $3,914,498, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization.   This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities.   The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.   The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.   These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.   This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 21, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 292,626	$ 151,385
Total Inventory	**$ 292,626**	**$ 151,385**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture and Equipment	$ 80,600	$ 80,600
Property and Equipment, at Cost	**80,600**	**80,600**
Accumulated depreciation	(54,150)	(37,074)
Property and Equipment, Net	**$ 26,450**	**$ 43,526**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $17,076 and $28,237 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Trademark	$	17,392		17,392
Loan fees		46,924		21,973
Intangible assets, at cost		64,315		39,365
Accumulated amortization		(35,816)		(25,528)
Intangible assets, Net	$	28,499	$	13,837

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 was in the amount of $10,288 and $14,922, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(10,288)
2023		(10,288)
2024		(7,923)
2025		-
Thereafter		-
Total	$	(28,499)

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 6,000,000 shares of common shares with par value of $0.001. As of December 31, 2021, 5,812,500 shares have been issued and are outstanding.

Non-Voting Common Stock

The Company is authorized to issue 4,000,000 shares of non-voting common stock with $0.001 par value. As of December 31, 2021, 893,494 shares have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2021, the Company authorized the stock option plan (which may be referred to as the "Plan"). The Company reserved 1,572,500 shares of its common stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally shall be fully vested on the Date of Grant and fully exercisable until the term/expiration date. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2019				
Granted				
Execised				
Expired/Cancelled				
Outstanding at December 31, 2020	-	$	-	-
Exercisable Options at December 31, 2020	-	$	-	-
Granted	1,320,300	$	0.05	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	1,320,300	$	0.05	10.01
Exercisable Options at December 31, 2021	1,320,300	$	0.05	10.01

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $63,614 and $0, respectively.

8.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Finance Charge	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Blue Vine - Credit Line	$ 130,000		$ 3,900	2021	2022			$ 123,959		$ 123,959					
Amazon Lending	$ 18,000	8.99%		11/4/2021	5/7/2022	$ 226	$ 226	$ 15,069		$ 15,069	$ 3,278	$ 3,278	$ 21,393	$ 15,069	$ 36,462
Fora Financial	$ 350,000	0.00%	$ 120,750	3/15/2021	6/15/2022	$ 101,783	$ 101,783	$ 149,033		$ 149,033					
PayPal Loan	$ 100,000		$ 10,025	12/1/2021	2022			$ 42,317		$ 42,317					
PayPal Working Capital	$ 50,000		$ 5,605	2021	2022			$ 11,412		$ 11,412			$ 45,653	$ 11,412	$ 57,065
SBA Loan - Alterra Bank	$ 150,000	6.25%		10/7/2016	10/7/2026	$ 5,469	$ 5,469	$ 16,191	$ 63,178	$ 79,369	$ 5,972	$ 5,972	$ 16,191	$ 79,369	$ 95,560
Funding Metrics	$ 50,000		$ 19,500	12/10/2021	8/19/2022			$ 47,003		$ 47,003					
Headway Capital	$ 60,000		$ 30,650	12/13/2021	5/1/2023	$ 5,402	$ 5,402	$ 38,619	$ 19,065	$ 57,684					
Spiraflex - related party	$ 20,051	Not set			Not set			$ 20,051		$ 20,051			$ 20,051		$ 20,051
Total	$ 928,051					$ 112,880	$ 112,880	$ 463,655	$ 82,243	$ 545,898	$ 9,250	$ 9,250	$ 103,288	$ 105,850	$ 209,137

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 463,655
2023	25,327
2024	25,327
2025	25,327
Thereafter	6,262
Total	**$ 545,898**

Owner Loans

During the Company borrowed money from the founder and the owner, Paul Francis. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Paul Francis	$ 2,452,155	not set	No set maturity	2,452,155	-	$ 2,452,155	$ 2,057,865	$ -	2,057,865
Total				$ 2,452,155	$ -	$ 2,452,155	$ 2,057,865	$ -	$ 2,057,865

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Forward Financing

On August 26, 2021, the Company entered into a finance agreement with Clearco in the amount of $320,000. The loan fee is $19,200, remittance rate is 20%. The lender provides the company with funds for financing of inventory. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $160,272, and entire amount is classified as the current portion.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(265,252)	$	(2,986)
Valuation Allowance		265,252		2,986
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(411,663)	$	(146,411)
Valuation Allowance		411,663		146,411
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,496,955, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,496,955. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past period, the company received loans from the founder and the major shareholder, Paul Francis in the amount of $2,452,155. The loans bear no interest rate and has not defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance were in the amounts of $2,452,155 and $2,057,865, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

During the past period, the company received loan from a related party, SpiraFlex, in the amount of $20,051. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 21, 2022, the date the financial statements were available to be issued.

The company drew down another $18,000 on their line of credit from BlueVine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $831,430, an operating cash flow loss of $871,961 and liquid assets in cash of $150,142, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Paul Francis , Principal Executive Officer of OYO Fitness, Inc., hereby certify that the financial statements of OYO Fitness, Inc. included in this Report are true and complete in all material respects.

Paul Francis

President and CEO